Exhibit 4.1

DESCRIPTION OF SECURITIES

General

The following is a summary of the material terms of our capital stock as of December 31, 2025. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation, the certificates of designation for our various series of preferred stock and our bylaws, which have been filed as exhibits to this report.

We are authorized to issue 50,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, $0.01 par value per share, of which 1,303,000 have been designated as series A preferred stock, 978,000 have been designated as series A-1 preferred stock, 800,000 have been designated as series A-2 preferred stock, 3,569,405 have been designated as series B preferred stock, 3,340,909 have been designated as series C preferred stock and 936,329 have been designated as series D preferred stock.

As of December 31, 2025, there were issued and outstanding 5,442,249 shares of common stock, 846,368 shares of series A preferred stock, 651,465 shares of series A-1 preferred stock, 442,402 shares of series A-2 preferred stock, 1,471,487 shares of series B preferred stock, 1,204,040 shares of series C preferred stock and 101,565 shares of series D preferred stock.

Common Stock

The holders of common stock are entitled to one (1) vote for each share held of record on all matters submitted to a vote of the stockholders. Under our certificate of incorporation and bylaws, any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights.

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Preferred Stock

Our certificate of incorporation authorizes our board to issue up to 20,000,000 shares of preferred stock in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

As noted above, we have designated multiple series of preferred stock. The terms of the series A preferred stock, series A-1 preferred stock, series A-2 preferred stock, series B preferred stock and series C preferred stock (collectively, the “Designated Preferred Stock”) are virtually identical. Below is a summary of the terms of the Designated Preferred Stock.

●	Ranking. With respect to dividend rights and rights on liquidation, winding up and dissolution, shares of Designated Preferred Stock rank pari passu to each other and senior to all shares of common stock.

●	Voting Rights. Shares of Designated Preferred Stock vote together with the holders of common stock on an as-converted basis on all matters for which the holders of common stock vote at an annual or special meeting of stockholders or act by written consent, except as required by law. For so long as shares of Designated Preferred Stock are outstanding, the holders of such shares vote together, as a separate class, to elect one director to our board, and for so long as shares of series A-1 preferred stock are outstanding, the holders of series A-1 preferred stock vote together, as a separate class, to elect one director to our board.

●	Conversion Rights. Each share of Designated Preferred Stock is convertible at any time at the option of the holder at the then current conversion rate. The conversion rate for the Designated Preferred Stock is currently one share of common stock for each share of Designated Preferred Stock, calculated by dividing the liquidation preference of such share by the conversion price then in effect. In addition, all outstanding shares of Designated Preferred Stock, plus accrued but unpaid dividends thereon, shall automatically be converted into shares of common stock, at the then effective conversion rate, upon the earlier to occur of (a) the closing of the sale of shares of common stock to the public at a price of at least $8.15 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the common stock), in a public offering pursuant to an effective registration statement or offering statement under the Securities Act of 1933, as amended, or the Securities Act, resulting in at least $5,000,000 of gross proceeds to us, (b) the date on which the shares of common stock are listed on a national stock exchange, including without limitation the New York Stock Exchange or the Nasdaq Stock Market, or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least 67% of the then outstanding shares of Designated Preferred Stock, voting together on an as-converted to common stock basis (which vote or consent shall include the holders of at least 67% of the shares of series A-1 preferred stock outstanding voting as a separate class).

●	Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company or a deemed liquidation event, each holder of Designated Preferred Stock then outstanding shall be entitled to be paid out of the cash and other assets of our company available for distribution to its stockholders, prior and in preference to all shares of common stock, an amount in cash equal to the aggregate liquidation preference of all shares held by such holder. The shares of series A preferred stock, series A-1 preferred stock, series A-2 preferred stock, series B preferred stock and series C preferred stock have a liquidation preference of $3.07, $3.07, $3.26, $3.53 and $4.40, respectively (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) plus any accrued and unpaid dividends. If upon any liquidation or deemed liquidation event the remaining assets available for distribution are insufficient to pay the holders of Designated Preferred Stock the full preferential amount to which they are entitled, the holders of Designated Preferred Stock shall share ratably in any distribution of the remaining assets and funds in proportion to the respective full preferential amounts which would otherwise be payable, and we shall not make or agree to make any payments to the holders of common stock. A “deemed liquidation event” means, unless otherwise determined by the holders of at least a majority of the Designated Preferred Stock then outstanding (voting together as a single class on an as-converted basis), (a) a sale of all or substantially all of our assets to a non-affiliate, (b) a merger, acquisition, change of control, consolidation or other transactions or series of transactions in which stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately following such transaction or series of transactions, or (c) the grant of an exclusive license to all or substantially all of our technology or intellectual property rights except where such exclusive license is made to one or more wholly-owned subsidiaries.

●	Dividends. The Designated Preferred Stock will not be entitled to dividends or distributions unless and until the board declares a dividend or distribution in cash or other property to holders of outstanding shares of common stock, in which event, the aggregate amount of such each distribution shall be distributed as follows: (a) first, seventy percent (70%) of the distribution amount to the holders of shares of Designated Preferred Stock, on a pro rata basis, until such time as such holders have received an aggregate amount in distributions or other payments in respect of such holder’s shares that is equal to the number of shares owned by such holders multiplied by the liquidation preference stated above, and (b) second, thirty percent (30%) of the distribution amount to the holders of shares of common stock, on a pro rata basis. Notwithstanding the foregoing, at such time as the holders of Designated Preferred Stock and common stock have received the amounts described above, the holders of the Designated Preferred Stock shall receive Distributions pari passu with the holders of the common stock on an as-converted basis, using the then-current conversion rate of such shares of Designated Preferred Stock.

●	Preemptive Rights. Until our initial public offering of common stock occurs and unless otherwise waived by the prior express written consent of the holders of the majority of the voting power of all then outstanding Designated Preferred Stock, voting together on an as-converted to common stock basis, in the event that the Company proposes to issue any Common Stock or shares convertible or exercisable for common stock, except for excluded issuances, we must first offer those additional equity securities to holders of Designated Preferred Stock for a period of no less than thirty (30) days prior to selling or issuing any such additional equity securities to any person, in accordance with the procedures set forth in our certificate of incorporation, as amended. For purposes hereof, “excluded securities” means the issuance of shares of common stock or securities convertible into shares of common stock (a) granted pursuant to or issued upon the exercise of stock options granted under an equity incentive plan to employees, officers, directors, consultants or strategic partners, (b) granted to employees, officers, directors, consultants or strategic partners for services, including in connection with an incentive plan, or other fair value received or committed, (c) in consideration for a transaction approved by the board which does not result in the issuance for cash of more than five percent (5%) of the outstanding shares of common stock, (d) in connection with an acquisition transaction approved by the board, (e) to vendors, commercial partners, financial institutions or lessors in connection with commercial credit transactions, equipment financings or similar transaction approved by the board (provided that such securities do not exceed 10% of the consideration in such transaction), (f) pursuant to conversion or exchange rights included in securities previously issued by us or (g) in connection with a stock split, stock division, reclassification, stock dividend or other recapitalization.

●	Redemption. Shares of each series of Designated Preferred Stock are not redeemable without the prior express written consent of the holders of the majority of the voting power of all then outstanding shares of such applicable series of Designated Preferred Stock, voting as a separate class.

●	Protective Rights. So long as at least twenty-five percent (25%) of the Designated Preferred Stock collectively remains outstanding, in addition to any other vote or consent of stockholders required by law, the vote or consent of the holders of at least a majority of all shares of Designated Preferred Stock then outstanding and entitled to vote thereon, voting together and on an as-converted to common stock basis, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, including the consent of the holders of series A-1 preferred stock, shall be necessary for effecting or validating, either directly or indirectly by amendment, merger, consolidation or otherwise:

(a) the authorization, creation and/or issuance of any equity security, other than shares of common stock or options to purchase common stock issued to investors, employees, managers, officers or directors of, or consultants or advisors to, our company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the board;

(b) the amendment, alteration or repeal of any provision of the certificate of incorporation or bylaws or otherwise alter or change any right, preference or privilege of any Designated Preferred Stock in a manner adverse to the holders thereof

(c) any increase or decrease in the size of the board;

(d) the purchase, redemption, or acquisition of any shares other than from a selling holder pursuant to the provisions of the certificate of incorporation or any other restriction provisions applicable to any shares in agreements approved by the board or in the operating agreement of any limited liability company utilized for the purpose of facilitating investment in our company;

(e) the liquidation or dissolution of our company or the sale, lease, pledge, mortgage, or other disposal of all or substantially all of its assets;

(f) any election to engage in any business that deviates in any material respect from our business as contemplated under any operating plan approved by the board;

(g) the waiver of any adjustment to the conversion price applicable to the Designated Preferred Stock; or

(h) any declaration or payment of any cash dividend or other cash distribution to any holders of capital stock.

Following is a summary of the terms of our series D preferred stock.

●	Ranking. With respect to dividend rights and rights on liquidation, winding up and dissolution, shares of series D preferred stock rank pari passu to the Designated Preferred Stock and senior to the common stock.

●	Voting Rights. The series D preferred stock shall not have any voting rights or powers of any type, and the consent of the holders thereof shall not be required for the taking of any corporate action, except as otherwise provided by applicable law. Notwithstanding the foregoing, so long as at least twenty-five percent (25%) of the series D preferred stock remains outstanding, in addition to any other vote or consent of stockholders required by law or the certificate of designation, the vote or consent of the holders of at least a majority of all shares of the series D preferred stock then outstanding and entitled to vote thereon, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating, either directly or indirectly by amendment, merger, consolidation or otherwise, (i) any amendment, alteration or repeal of any provision of the certificate of designation, our certificate of incorporation or bylaws or otherwise alter or change any right, preference or privilege of the series D preferred stock in a manner adverse to the series D preferred stock, or (ii) the liquidation or dissolution of our company or the sale, lease, pledge, mortgage, or other disposal of all or substantially all of our assets.

●	Conversion Rights. Each share of series D preferred stock is convertible at any time at the option of the holder at the then current conversion rate. The conversion rate for the series D preferred stock is currently one share of common stock for each share of series D preferred stock, calculated by dividing the liquidation preference of such share by the conversion price then in effect. In addition, all outstanding shares of series D preferred stock, plus accrued but unpaid dividends thereon, shall automatically be converted into shares of common stock, at the then effective conversion rate, upon the earlier to occur of (a) the closing of the sale of shares of common stock to the public at a price of at least $8.15 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the common stock), in a public offering pursuant to an effective registration statement or offering statement under the Securities Act resulting in at least $5,000,000 of gross proceeds to us, (b) the date on which the shares of common stock are listed on a national stock exchange, including without limitation the New York Stock Exchange or the Nasdaq Stock Market, or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least 67% of the then outstanding shares of series D preferred stock and Designated Preferred Stock, voting together on an as-converted to common stock basis (which vote or consent shall include the holders of at least 67% of the shares of series A-1 preferred stock outstanding voting as a separate class).

●	Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company or a deemed liquidation event, each holder of series D preferred stock then outstanding shall be entitled to be paid out of the cash and other assets of available for distribution to its stockholders, prior and in preference to all shares of common stock and pari passu with the Designated Preferred Stock, an amount in cash equal to the aggregate liquidation preference of all shares held by such holder. The shares of series D preferred stock have a liquidation preference of $5.34 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) plus any accrued and unpaid dividends. If upon any liquidation or deemed liquidation event the remaining assets available for distribution are insufficient to pay the holders of series D preferred stock and Designated Preferred Stock the full preferential amount to which they are entitled, the holders of series D preferred stock and Designated Preferred Stock shall share ratably in any distribution of the remaining assets and funds in proportion to the respective full preferential amounts which would otherwise be payable, and we shall not make or agree to make any payments to the holders of common stock. A “deemed liquidation event” means, unless otherwise determined by the holders of at least a majority of the series D preferred stock and Designated Preferred Stock then outstanding (voting together as a single class on an as-converted basis), (a) a sale of all or substantially all of our assets to a non-affiliate, (b) a merger, acquisition, change of control, consolidation or other transactions or series of transactions in which stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately following such transaction or series of transactions, or (c) the grant of an exclusive license to all or substantially all of our technology or intellectual property rights except where such exclusive license is made to one or more wholly-owned subsidiaries.

●	Dividends. The series D preferred stock will not be entitled to dividends or distributions unless and until the board declares a dividend or distribution in cash or other property to holders of outstanding shares of common stock, in which event, the aggregate amount of such each distribution shall be distributed as follows: (a) first, seventy percent (70%) of the distribution amount to the holders of shares of series D preferred stock and Designated Preferred Stock, on a pro rata basis, until such time as such holders have received an aggregate amount in distributions or other payments in respect of such holder’s shares that is equal to the number of shares owned by such holders multiplied by the liquidation preference stated above, and (b) second, thirty percent (30%) of the distribution amount to the holders of shares of common stock, on a pro rata basis. Notwithstanding the foregoing, at such time as the holders of series D preferred stock, Designated Preferred Stock and Common Stock have received the amounts described above, the holders of the series D preferred stock shall receive distributions pari passu with the holders of Designated Preferred Stock and the common stock on an as-converted basis, using the then-current conversion rate of such shares of series D preferred stock and Designated Preferred Stock.

●	Redemption. Shares of series D preferred stock are not redeemable without the prior express written consent of the holders of the majority of the voting power of all then outstanding shares, voting as a separate class.

Stock Options

As December 31, 2025, we have issued options to purchase an aggregate of 2,979,860 shares of common stock at a weighted average exercise price of $1.72 per share.

Warrants

As of December 31, 2025, we have issued warrants to purchase an aggregate of 64,966 shares of common stock at a weighted average exercise price of $7.99 per share.

Convertible Promissory Notes

In January 2025, we issued convertible promissory notes in the aggregate principal amount of $70,000. The notes bear interest at a rate of five percent (5%) per annum and are due and payable within thirty (30) days of written demand from the holder; provided that such written demand may not occur prior to the date that is thirty-six (36) months from the date of issuance. The notes are unsecured and contain customary events of default. The notes are convertible into our common stock as follows:

●	If our common stock is listed on a national stock exchange, including, without limitation, through a firm underwritten initial public offering, all of the principal and accrued interest then outstanding under the notes shall be automatically converted, without any action by the holder, into shares of common stock at a conversion price equal to eighty percent (80%) of the price per share sold to the public by the underwriters at the closing of the initial public offering; provided, however, that in no event shall the number of shares be less than the number of shares issuable pursuant to a conversion upon a Qualified Financing (as defined below).

●	If we consummate a financing transaction whereby any equity or equity-linked securities are sold to investors in exchange for cash for gross proceeds of at least ten million dollars ($10,000,000) (which we refer to as a Qualified Financing), then effective upon the closing of the Qualified Financing, all of the principal and accrued interest then outstanding under the notes shall be automatically converted, without any action by the holder, into a number of shares or units, as applicable, that were sold in such Qualified Financing at a conversion price equal to eighty percent (80%) of the price per share or unit, as applicable, sold in such Qualified Financing; provided, however, that the conversion price per share or unit, as applicable, shall not exceed the quotient obtained by dividing $70,000,000 by the total number shares of common stock outstanding on a fully diluted basis (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities issuable upon the conversion of the notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)).

●	If we consummate an equity financing pursuant to which we sell shares of equity or equity-linked securities in a transaction that does not constitute a Qualified Financing, then the holders of at least a majority in principal amount of the notes then outstanding shall have the option to treat such equity financing as a Qualified Financing.

In May 2025, we launched an equity crowdfunding offering under Section 4(a)(6) of the Securities Act and Regulation Crowdfunding promulgated thereunder, pursuant to which offered convertible promissory notes. The initial closing of this offering was completed in July 2025 and the offering terminated on August 14, 2025. In November 2025, we launched an additional equity crowdfunding offering under Section 4(a)(6) of the Securities Act and Regulation Crowdfunding promulgated thereunder, pursuant to which we offered additional convertible promissory notes. This offering was completed on December 26, 2025. In total, we issued convertible promissory notes in the aggregate principal amount of $708,086. The notes bear interest at a rate of fifteen percent (15%) per annum and are due and payable within ninety (90) days of written demand from the holder; provided that such written demand may not occur prior to the date that is twenty-four (24) months from the date of issuance. The notes may not be pre-paid by us without the prior written consent of the holders of a majority of the then outstanding principal amount of the notes. The notes are unsecured and contain customary events of default. The notes are convertible into common stock as follows:

●	If our company’s (or a successor to our company’s) shares are listed on a national securities exchange, including, without limitation, through a firm underwritten initial public offering, merger, reverse merger, or direct listing, all of the principal and accrued interest then outstanding under the notes shall be automatically converted, without any action by the holders, into a number of shares equal to the number that results from the following equation: dividing (i) all of the principal and accrued interest then outstanding under the notes by (ii) a conversion price equal to (A) eighty percent (80%) of the price per share sold to the public by the underwriters at the closing of the initial public offering, or (B) in the event of a merger, reverse merger, or direct listing, the volume weighted average price of our common stock during the five (5) trading days following such merger, reverse merger, or direct listing.

●	If we consummate a financing transaction whereby any equity or equity-linked securities are sold to investors in exchange for cash in which we receive gross proceeds of at least four million dollars ($4,000,000) (including the conversion of the notes) (which is referred to as a Qualified Financing), then effective upon the closing of the Qualified Financing, all of the principal and accrued interest then outstanding under the notes shall be automatically converted, without any action by the holders, into a number of shares or units, as applicable, that were sold in such Qualified Financing at a conversion price equal to eighty percent (80%) of the price per share or unit, as applicable, sold in such Qualified Financing.

●	If we consummate a financing transaction whereby any equity or equity-linked securities are sold to investors in exchange for cash in a transaction that does not constitute a Qualified Financing, then the holders of a majority of the then outstanding principal amount of the notes shall have the option to treat such equity financing as a Qualified Financing.

On November 17, 2025, we issued a secured convertible promissory note in the principal amount of $295,000. This note carries an original issue discount of $25,000 and accrues interest at a rate of eight percent (8%) per annum with the principal amount and all accrued interest being due and payable six months (6) after issuance. We may prepay the note upon ten (10) trading days’ notice; provided that if such prepayment is made after thirty (30) days following the issuance date, then we must pay a prepayment penalty in an amount equal to 110% of the amount being prepaid. The note is secured by all of our assets and contains customary covenants and events of default for a loan of this type. Upon an event of default, the interest rate shall increase to fifteen percent (15%) per annum or the maximum rate permitted under applicable law. In addition, the note contains certain triggering events that would increase the outstanding balance. Upon the occurrence of a Major Triggering Event (as defined in the note), the outstanding balance would increase by an amount equal to fifteen percent (15%) of the then outstanding balance, and upon the occurrence of a Minor Triggering Event (as defined in the note), the outstanding balance would increase by an amount equal to five percent (5%) of the then outstanding balance. At any time commencing on the first day that our common stock commences trading on Nasdaq, the holder may, at its election, convert all or any portion of the outstanding balance of the note into shares of common stock at a conversion price equal to eighty-five percent (85%) of the lower of $8.00 and the Valuation based Bid Price or Compelling Evidence-based Bid Price, as submitted by us and accepted by Nasdaq in connection with our direct listing and calculated in accordance with Nasdaq Listing Rule IM-5505-1.

Anti-takeover Effects of Delaware Law and Charter Provisions

Provisions of the General Corporation Law of the State of Delaware, or the DGCL, our certificate of incorporation and our bylaws could have the effect of delaying or preventing a third-party from acquiring us, even if the acquisition would benefit our stockholders. Such provisions of the DGCL, our certificate of incorporation and our bylaws are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company.

Our authorized but unissued shares of common stock are available for our board of directors to issue without stockholder approval, subject to Nasdaq’s rules. We may use these additional shares for a variety of corporate purposes, including raising additional capital, corporate acquisitions and employee stock plans. The existence of our authorized but unissued shares of common stock could render it more difficult or discourage an attempt to obtain control of our company by means of a proxy context, tender offer, merger or other transaction since our board of directors can issue large amounts of capital stock as part of a defense to a take-over challenge. In addition, we have authorized in our certificate of incorporation 20,000,000 shares of preferred stock. Our board acting alone and without approval of our stockholders, subject to Nasdaq’s rules, can designate and issue one or more series of preferred stock containing super-voting provisions, enhanced economic rights, rights to elect directors, or other dilutive features, that could be utilized as part of a defense to a take-over challenge.

In addition, various provisions of our bylaws may also have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of our company that a stockholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the shares held by our stockholders. Our bylaws may be adopted, amended or repealed by our board of directors. Our bylaws also contain limitations as to who may call special meetings as well as require advance notice of stockholder matters to be brought at a meeting. Additionally, our bylaws also provide that no director may be removed by less than a majority vote of the issued and outstanding shares entitled to vote on the removal. Our bylaws also permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships. These provisions will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Our bylaws also establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given us timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

We are subject to Section 203 of the DGCL, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for the three years after becoming an interested stockholder unless:

●	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

●	following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with our company for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

VStock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598, telephone 212-828-8436, is the transfer agent for our common stock.